AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No.1)

Eaton Vance Municipal Bond Fund

(Name of Subject Company (Issuer))

Eaton Vance Municipal Bond Fund

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

27827X101

(CUSIP Number of Class of Securities)

Deidre E. Walsh

Eaton Vance Management

One Post Office Square

Boston, Massachusetts 02109

(617) 672-8305

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Eaton Vance Municipal Bond Fund, a Massachusetts business trust (the “Fund”), with the Securities and Exchange Commission on December 10, 2024 (“Schedule TO”). Schedule TO relates to the offer by the Fund to purchase for cash up to 5% or 2,846,127 shares of its outstanding common shares of beneficial interest, with par value of $0.01 (the “Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated December 10, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, set forth the terms that constitute the “Offer”), both of which are attached to Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Amendment No. 1 is being filed to update Item 12 of Schedule TO to include a press release announcing the extension of the Offer, which was set to expire on January 9, 2025 at 5:00 p.m. Eastern Time and has now been extended to expire on January 10, 2025, at 5:00 p.m. Eastern Time. A copy of the press release is attached hereto as Exhibit (a)(5)(iii). Only those items amended are reported in this Amendment No. 1. The information set forth in Schedule TO is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent amended and supplemented by the exhibit filed herewith.

You should read this Amendment No. 1 together with Schedule TO, and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may have been amended or supplemented from time to time.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii) Press Release issued on January 7, 2025.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Municipal Bond Fund

By: /s/ Kenneth A. Topping

Name:       Kenneth A. Topping

Title:       President

Dated as of January 7, 2025

Exhibit Index

Exhibit	Description
(a)(5)(iii)	Press Release issued on January 7, 2025.